SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. __)1

Viemed Healthcare, Inc.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

92663R105
(CUSIP Number)
Michael Moore
625 E. Kaliste Saloom Rd.
Lafayette, Louisiana 70508
(337) 504-3802

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.			NAMES OF REPORTING PERSONS Michael Moore
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,126,724
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	2,126,724
	10.	SHARED DISPOSITIVE POWER	0
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,126,724 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%[2]
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
2Assumes 39,561,502 Common Shares of the Company outstanding as of January 21, 2021, based on information provided by the Issuer.

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares, no par value, (the “Common Shares”), of Viemed Healthcare, Inc., an entity incorporated pursuant to the Business Corporations Act (British Columbia) (the “Issuer”). The address of the principal executive office of the Issuer is 625 E. Kaliste Saloom Rd., Lafayette, Louisiana 70508.

Item 2. Identity and Background.

(a)    This Schedule 13D is filed by Michael Moore (“Moore”), a natural person.

(b)    The business address of Moore is 625 E. Kaliste Saloom Rd, Lafayette, Louisiana 70508.

(c)    As of February 12, 2021, Moore is employed as the President by the Issuer.

(d)    During the last five years, Moore has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, Moore has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

(f)    Moore is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On December 22, 2017, Moore received 1,911,418 Common Shares (the “Arrangement Shares”) in connection with the arrangement (the “Arrangement”) that the Issuer completed under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving the Issuer, Protech Home Medical Corp., formerly Patient Home Monitoring Corp. (“PHM”), and the securityholders of PHM, including Moore, pursuant to which PHM completed a spin-out of the Issuer pursuant to an arrangement agreement dated January 11, 2017, between the Issuer and PHM, as amended on October 31, 2017. As a result of the Arrangement, among other things, shareholders of PHM, including Moore, as of the close of business on December 21, 2017, received one-tenth (1/10) of one Common Share for each common share in the capital of PHM held by such PHM shareholder immediately before the completion of the Arrangement. Also in connection with the Arrangement, among other things, for each stock option of PHM held, each PHM option holder employed or engaged by the Issuer following the Arrangement, including Moore, received one tenth (1/10) of one option to purchase from the Issuer one Common Share. Moore received 50,000 options to purchase 50,000 Common Shares in the Arrangement.

Subsequent to the completion of the Arrangement, Moore acquired 371,229 Common Shares through open market transactions, issuances and exercises of awards issued under the Issuer’s Amended and Restated Stock Option Plan (the “Option Plan”), the Issuer’s Amended and Restated Restricted Share Unit and Deferred Share Unit Plan (the “RSU/DSU Plan”), and the Issuer’s 2020 Long Term Incentive Plan (the “2020 Incentive Plan” and, together with the Option Plan and the RSU/DSU, the “Incentive Plans”). Subsequent to the completion of the Arrangement, Moore also disposed of 476,838 Common Shares through open market transactions, the withholding of shares for payment of tax liability and various non-profit donations.

Item 4.        Purpose of the Transaction.

Moore holds the Shares as reported herein for investment purposes and does not have any specific plans or proposals regarding the Issuer in his capacity as a holder of Common Shares. Moore does not have any current plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

(a) – (b)	The percent of class provided for Moore is made in accordance with Rule 13d-3(d) of the Securities Act of 1933, as amended (the “Securities Act”) and is based on 39,561,502 Common Shares outstanding as of January 21, 2021, based on information provided by the Issuer. Moore is the beneficial owner of 2,126,724 Common Shares, which amount includes 320,914 shares issuable upon the exercise of options that are vested or will vest within 60 days. Moore has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of 2,126,724 Common Shares. Moore shares the power to vote or to direct the vote of or to dispose or to direct the disposition of zero Common Shares.

The information provided on the cover pages with respect to the beneficial ownership of Moore is incorporated herein by reference.

(c)
On January 4, 2021, an award of 99,243 restricted share units granted to Moore vested, which entitled Moore with the right to receive one Common Share per restricted stock unit. The Issuer withheld 30,917 Common Shares to satisfy Moore’s tax obligation resulting from the vesting of the 99,243 restricted share units.

On January 4, 2021, an award of 43,513 stock options awards granted to Moore vested, which entitled Moore with the right to receive one Common Share per stock option award.

On January 17, 2021, an award of 121,299 stock options awards granted to Moore vested, which entitled Moore with the right to receive one Common Share per stock option award.

On January 21, 2021, Moore received a grant of 120,584 options to acquire Common Shares under the 2020 Incentive Plan, which award vests in three equal annual installments beginning on the first anniversary of the grant date.

(d) – (e)	Not applicable

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Moore, as an employee and officer of the Issuer, is eligible to participate in each of the Incentive Plans.

Item 7. Material to be Filed as Exhibits.

1.Arrangement Agreement dated as of January 11, 2017 between Patient Home Monitoring Corp. and Viemed Healthcare, Inc. Incorporated by reference to Exhibit 2.3 to the Issuer’s Registration Statement on Form 10 filed on July 10, 2019.
2.Arrangement Agreement Amendment dated as of October 31, 2017 between Patient Home Monitoring Corp. and Viemed Healthcare, Inc. Incorporated by reference to Exhibit 2.4 to the Issuer’s Registration Statement on Form 10 filed on July 10, 2019.
3.Amended and Restated Stock Option Plan of Viemed Healthcare, Inc. Incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form 10 filed on July 10, 2019.
4.Amended and Restated Viemed Healthcare, Inc. Restricted Share Unit and Deferred Share Unit Plan. Incorporated by reference to Exhibit 10.7 to the Issuer’s Registration Statement on Form 10 filed on July 10, 2019.
5.Viemed Healthcare, Inc. 2020 Long Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 11, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

/s/ Michael Moore
Michael Moore